Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868


                                  July 3, 2013

VIA EDGAR

Jan Woo
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: The Pulse Network, Inc.
         Current Report on Form 8-K
         Filed March 29, 2013
         File No. 000-54741

Dear Ms. Woo:

     Our client, The Pulse Network, Inc., acknowledges receipt of the letter of the staff of the Securities and Exchange Commission, dated June 4, 2013. On July 1, 2013, the Company filed its Form 10-K for the year ended March 31, 2013 and expects to file a response to the staff's letter and an Amendment No. 1 to the referenced Form 8-K not later than July 9, 2013.

     Please contact the undersigned with any questions, comments or other communications to the Company.

                                     Very truly yours,


                                     /s/ Thomas E. Puzzo
                                     ---------------------------------
                                     Thomas E. Puzzo